Exhibit 99.1

Osisko Development Corp.

Annual Report prepared in accordance with the Fighting Against Forced Labour and

Child Labour in Supply Chains Act

For the Financial Year Ended December 31, 2024

1.       Introduction

In this annual report ("Report") made in accordance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act, S.C. 2023, c.-9 ("Act"), references to "Osisko Development", "Company", or "our" or similar terms refer to Osisko Development Corp.

This Report constitutes our statement under the Act for the fiscal year from January 1 to December 31, 2024 (the "Reporting Period") and is the Company's second report. The Company's subsidiaries do not meet the criteria of entity under the Act and as such this Report shall not be considered a joint report.

Osisko Development recognizes the mining industry's role in addressing the risks of forced labour and child labour within Canada's supply chain and we are committed to improving our due diligence, risk assessments, remediation, and training processes. As part of our broader commitment to ethical and sustainable mining, we continue to assess and improve our practices to help prevent and reduce the risks of forced labour and child labour.

This Report describes the steps taken by Osisko Development during the Reporting Period to prevent and/or reduce the risks of forced labour and child labour in our operations and supply chain. These steps include a review of our policies, operational practices and employee training initiatives. Further details on these activities are provided in the following sections of this Report.

2.       Our structure, activities and supply chains

Osisko Development1 is a Canadian federal corporation organized under the Canada Business Corporation Act (CBCA). Our common shares are listed on the TSX Venture Exchange (TSXV) and the New York Stock Exchange (NYSE) as "ODV".

The Company's headquarters is located in Montréal, Quebec and the Company has operations in Canada, the United States and Mexico. Osisko Development owns, through its subsidiaries, the following development stage former gold mines: (i) the Cariboo Gold Project in the historic Cariboo Mining District of central British Columbia, Canada; (ii) the Tintic Project in the historic East Tintic mining district in Utah, U.S.A.; and (iii) the San Antonio Gold Project in Sonora, Mexico. As of December 31, 2024, the Company had approximately 100 employees across all its projects.

Osisko Development is focused on redeveloping past-producing gold mines. As part of its operations, the Company collaborates closely with its contractors, including with respect to mine development, material transportation, processing and distribution, and equipment purchase. These activities are conducted with a commitment to sustainable, environmental and social practices. For a detailed description of Osisko Development's business activities, please refer to our most recent Annual Information Form on our website at https://osiskodev.com/investors/#financial-reports or on SEDAR + under the Company's issuer profile.

Osisko Development relies on a diverse pool of suppliers to provide goods and services to support our exploration, development, construction, mining, processing, transportation, and sustainability activities. Our direct suppliers are mainly located within proximity to our operations. Some of Osisko Development's suppliers have supply chains extending beyond North America.

1 Corporation number: 1252807-0

Osisko Development's procurement operations are primarily managed at the site level, with each site following the Company's policies and procedures. While procurement practices may vary to address specific local requirements, the overall process remains largely consistent throughout the organization. Additionally, we are dedicated to sourcing from local suppliers whenever feasible in the areas where we operate.

In 2024, our supply chain encompassed a range of goods and services to support our operations. For exploration activities, we engaged contractors to carry out drilling operations. For mining activities, we relied on contractors for various development operations, and we purchased materials such as mining equipment, fuel, and other specialized equipment to support our operations. Osisko Development also acquired goods and services for the full cycle of its operations.

3.       Our policies and due diligence processes

Osisko Development's policies reflect our dedication to conducting business in a lawful, ethical, and responsible manner and our commitment to prevent forced labour and child labour in our activities. Our policies outline the Company's standards for acceptable business conduct and are reviewed and updated annually by our executive team and by the Board of Directors. Osisko Development's policies are accessible to employees, officers, directors, third-party suppliers and contractors, and stakeholders, and are published on our website and through internal communications channels. The Company conducts due diligence in respect of its goods and services suppliers prior to engaging or onboarding such suppliers but does not have a dedicated process or policy in place to screen suppliers specifically in respect of forced labour and child labour.

The below summarizes the Company's key policies and standards relating to human rights and ethical behavior across its operations and supply chains. While forced labour and child labour are not explicitly referenced in these policies, they support the identification and mitigation of broader human rights risks, including those that may be related to forced or child labour. These policies and standards apply across Osisko Development's subsidiaries.

Code of Ethics2

The Code of Ethics applies to all directors, officers and employees of the Company and its subsidiaries. The purpose of the Code of Ethics is to promote, among other things, honest and ethical conduct and compliance with applicable laws and regulations. The Company requires its employees, officers and directors to adhere to and comply with the Code of Ethics. Additionally, our employees, directors, and officers renew annually their Code of Ethics undertaking. The Code of Ethics requires, among other commitments, our employees, directors, and officers to ensure the following:

●       a healthy working environment and safe working conditions;

●       non-discriminatory, equal employment opportunities; and

●       the respect of individuals, their integrity and dignity.

These commitments help our employees, directors, and officers reduce the risk of forced or child labour in our operations and supply chains.

2 https://osiskodev.com/_resources/governance/ODV_Code_of_Ethics-reviewed-November-6-2024.pdf.

Whistleblowing Policy3

Osisko Development advocates for a zero-tolerance policy towards retaliation against whistleblowers. Osisko Development provides anonymous channels as well as other avenues for any person, whether internal or external to our operations, to report any concerns, misconduct, or suspected violations of any applicable laws, regulations, or any of Osisko Development's policies. The channels through which reports can be made include a hotline which can be accessed online or via telephone. The Whistleblowing Policy:

●       promotes a "speak-up" culture;

●       mandates the reporting of any confirmed or suspected breaches of laws, regulations, or our policies; and

●       protects whistleblowers from retaliation.

Contractual terms and conditions

Osisko Development makes commercially reasonable efforts to have our contractors and suppliers comply with the Code of Ethics and conducts due diligence in respect of such contractors and suppliers prior to engagement.

4.       Potential forced labour and child labour risks

Osisko Development recognizes that the risk of forced labour and child labour is greater within our supply chain compared to our own operational activities. Furthermore, certain individuals, sectors, and geographic locations within our supply chain may be at higher risk of forced labour and child labour.

To date, our approach to identifying risks of forced labour and child labour has been centered on the nature of our sector, the geographic locations of our operations, and our engagement with employees, contractors, and direct suppliers at our operating sites. While we make efforts to identify these risks, we acknowledge that we cannot have complete visibility into the risks extending beyond our direct suppliers. As such, we believe that effective risk mitigation will require our direct suppliers to actively engage with and manage these risks within their own supply chains.

Based on our review, we have identified the following categories of goods as presenting a potential inherent risk in our supply chain:

●       mining equipment and associated inputs which may be sourced from a variety of jurisdictions and suppliers;

●       other goods manufactured in regions considered at higher-risk of forced labour or child labour; and

●       manufacturing of clothing and personal protective equipment.

The measures Osisko Development takes to mitigate the risk of forced labour and child labour in our operations include our policies and procedures outlined above.

5.       Remediation measures

To date, Osisko Development has not identified any incident of forced labour or child labour in its operations or supply chain, nor has it received a complaint regarding the same. As such, Osisko Development has not undertaken any remediation measures as a result of forced labour.

3 https://osiskodev.com/_resources/governance/Internal_Whistle_Blowing_Policy-reviewed-Dec-19-2024.pdf

6.       remediation of loss of income

To date, Osisko Development has not identified any incident of forced labour or child labour in its operations or supply chain, nor has it received a complaint regarding the same. As such, Osisko Development has not undertaken any measures to remediate the loss of income to families as a result of forced labour.

Should the Company identify any instances of forced labour within our operations or supply chains, we are committed to developing and implementing appropriate remedial actions to address the situation.

7.       Training

Every new employee at Osisko Development and its subsidiaries is required to review and acknowledge their understanding of the Company's policies, which include, but are not limited to, the Code of Ethics, the Policy on the Prevention of Psychological or Sexual Harassment in the Workplace and the Handling of Complaints, and the Internal Whistleblowing Policy. While these policies do not explicitly address forced labour or child labour, they reaffirm the Company's commitment to upholding all applicable laws, including those that protect human rights and ensure a workplace free from discrimination, harassment, and violence.

In 2024, the Company reviewed and updated its training program on compliance with the Company's policies. Additionally, the Company explored further training opportunities for employees to address human rights issues.

8.       Assessing effectiveness

Osisko Development is committed to ensuring that neither forced labor nor child labor is present within our operations or our supply chains. As Osisko Development continues to develop its program for identifying and mitigating risks related to forced labour and child labour, it will evaluate and implement measures to assess the effectiveness of these processes. In the meantime, Osisko Development offers a channel through a toll-free confidential whistleblower ethics hotline for anonymous reporting of any suspected violations of any of the Company's policies. In 2024, Osisko Development did not receive any such reports.

Attestation and approval

This Report was approved by the Board of Directors of Osisko Development.

In accordance with the requirements of the Act and, in particular, Section 11 thereof, I, in my capacity as Director of Osisko Development and not in a personal capacity, attest that I have reviewed the information contained in this Report on behalf of the Board of Directors of Osisko Development. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed within this Report.

DATED on this 9 of April 2025

/s/ Sean Roosen
Sean Roosen
Chief Executive Officer and Chair of the Board of Directors
Osisko Development Corp.
I have the authority to bind Osisko Development Corp.